Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 001-39320)
July 20, 2021

The following excerpts relating to the pending business combination between First Midwest Bancorp, Inc. (“First Midwest”) and Old National Bancorp (“Old National”) are from the transcript of a conference call held by executive officers of Old National on July 20, 2021 in connection with Old National’s announcement of its financial results for the quarter ended June 30, 2021.

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James C. Ryan – Old National Bancorp – Chairman and Chief Executive Officer

Thank you, and good morning.

Starting on Slide 5, we are pleased to share our second quarter results and an update on our recently announced partnership with First Midwest Bank. I would characterize this quarter’s results as right on plan. Adjusted earnings per share were $0.41 when adjusted for specific merger charges, ONB Way cost and debt securities gains.

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Moving to Slide 6, which contains a quick refresher on some of the more salient details of our merger with First Midwest. I will not bother reading the slide, but I will share that I’m reminded each time that I’m with our First Midwest colleagues how much our cultures are aligned and how strong our strategic fit truly is. Additionally, conversations with investors and sell-side analysts confirm they understand and agree with our strategic rationale.

Moving to Slide 7. Both companies have a tremendous integration history and experience, and our work is off to a good start. We have made the appropriate SEC filings and regulatory applications. Kendra Vanzo and Jeff Newcomb have been appointed to lead the merger integration efforts, and we have assembled a group of over 350 team members from both companies to help with the integration. We have met with client-facing and support team members from both companies, and they’re all excited and engaged.

Additionally, the management team and outside advisers are deeply involved in making technology selections, which we hope to finalize this summer. We also expect a special meeting of shareholders to be held in the third quarter for each company. And lastly, despite the ongoing distraction from the pandemic and now our transformational merger, we have remained focused on serving our clients and communities, and I think our results illustrate the success of those efforts.

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Robert Scott Siefers – Piper Sandler - MD & Senior Research Analyst

Okay. Perfect. Thank you. And then I guess just a question on the merger. So President Biden had put out that executive order a couple of weeks ago. Have you guys seen any impact in discussions with regulators on the approval process? I mean the order kind of left a lot to the imagination. So just I’m curious how the conversations are going to -- if there’s any change vis-a-vis what you might have thought prior to seeing the order?

James C. Ryan – Old National Bancorp – Chairman and Chief Executive Officer

No changes, no additional feedback from any of our regulators. Obviously, we’re curious. We’re not sure if it applies to us or maybe our biggest brethren out there. So time only tell as we go through the regulatory approval process, but really no indications of any different, just full steam ahead.

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Terence James McEvoy – Stephens – MD & Research Analyst

And then maybe, Jim Ryan, a question for you. What’s been the feedback from your customers in, say, Michigan, Indiana, in the Twin Cities, where there’s just no overlap with First Midwest? I’m just curious from their perspective, is there any reason for them to expect or worry about change at all? Or are they may be excited about the merger given what it could bring to the table?

James C. Ryan– Old National Bancorp – Chairman and Chief Executive Officer

Yes. I think, by and large, I would characterize as the team members and our clients are excited about the prospects of just being bigger, being able to bring more product to the table, more services to the table, I think everybody is kind of generally excited. And obviously, we don’t know if there’ll be any impact to those individual clients. But I think generally, everybody is really excited about the prospects of just having a bigger balance sheet as well.

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David Joseph Long – Raymond James – Senior Analyst

First question is related to credit. And maybe this is more for Daryl, but as you were going through the process, the due diligence process with First Midwest, I’m sure you got to look at a lot of their loan book. Are you having constant discussions with them pre-closing about the loan makeup and how they’re thinking about their ratings? Or is that something that won’t really happen until after the deal closes?

Daryl D. Moore – Old National Bancorp – Senior EVP & Chief Credit Executive

Yes, David, Daryl. We’re not having extensive conversations only because as the 2 banks put their books together, there is very, very little difference in the way we approach loans and the way we look at risk. And so the transition with the 2 banks is going to be probably as easy as any merger we’ve done or partnership we’ve been up at this point in time.

So we’re getting policies together. We’re looking at those. We’re tweaking those. We’re communicating a lot, but there’s not a lot of kind of arm wrestling about you’re doing this right, you’re doing this wrong. It’s just pretty much the same.

David Joseph Long– Raymond James – Senior Analyst

Got it, Daryl. I appreciate that. And then as far as IT spending goes, in the near term prior to the close of the deal, do you guys adjust how you’re spending or how are you thinking about spending? And then any changes in your longer-term spending strategies once the deal does close?

Brendon B. Falconer – Old National Bancorp – Chief Financial Officer

David, this is Brendon. No, I think as we talked about on the call, I think both banks had really robust IT road map. We’re going to continue to complete those road maps and make incremental investments where it makes sense as the time goes. But no material change in the run rate of our IT spend has been contemplated. But we think we have plenty of room to invest in some technology investments that will be meaningful to the combined organization going forward.

James C. Ryan– Old National Bancorp – Chairman and Chief Executive Officer

Yes. David, I would just add, the war for talent will continue on our side. We’re going to continue to ramp up talent at all of our markets and especially doubling down in Chicago and Milwaukee and places like that. So I would just add that we’re going to continue to invest. I’m convinced that the key to our success and our story resonates really well right now, and we’re going to take advantage of that and make sure we invest in a lot of great talent.

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The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Old National’s future plans, objectives, performance, revenues, growth, profits, operating expenses or Old National’s underlying assumptions; First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; Old National does not assume any duty, and does not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Old National. Such statements are based upon the current beliefs and expectations of the management of Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National filed with the SEC a registration statement on Form S‑4 (SEC File No. 333-257536). The registration statement includes a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of First Midwest or Old National and their respective affiliates are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in the Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.